As filed with the Securities and Exchange Commission on August 4, 2008

Registration No. 333-149958

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

PGT, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	20-0634715
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1070 Technology Drive

North Venice, Florida 34275

(941) 480-1600

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Mario Ferrucci III

Vice President, General Counsel and Secretary

PGT, Inc.

1070 Technology Drive

North Venice, Florida 34275

(941) 480-1600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Robert B. Pincus, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square, P.O. Box 636

Wilmington, Delaware 19899-0636

(302) 651-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of PGT, Inc. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely in order to file revised Exhibits 4.1 and 4.2. No form of prospectus is being filed with this Post-Effective Amendment No. 1.

1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. List of Exhibits.

The Exhibits to this registration statement are listed in the Index to Exhibits.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of North Venice, State of Florida on August 4, 2008.

PGT, INC.

By:	/s/ Mario Ferrucci III
Name: Mario Ferrucci III Title: Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Rodney Hershberger* Rodney Hershberger		President and Chief Executive Officer (Principal Executive Officer and Director)	August 4, 2008

/s/ Jeffrey T. Jackson* Jeffrey T. Jackson		Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 4, 2008

/s/ Paul S. Levy* Paul S. Levy		Chairman and Director	August 4, 2008

/s/ Alexander R. Castaldi* Alexander R. Castaldi		Director	August 4, 2008

/s/ Richard D. Feintuch* Richard D. Feintuch		Director	August 4, 2008

/s/ Ramsey Frank* Ramsey Frank		Director	August 4, 2008

/s/ M. Joseph McHugh* M. Joseph McHugh		Director	August 4, 2008

/s/ Floyd F. Sherman* Floyd F. Sherman		Director	August 4, 2008

/s/ Randy L. White* Randy L. White		Director	August 4, 2008

/s/ Brett N. Milgrim* Brett N. Milgrim		Director	August 4, 2008

/s/ William J. Morgan* William J. Morgan		Director	August 4, 2008

/s/ Daniel Agroskin* Daniel Agroskin		Director	August 4, 2008

*By:	/s/ Mario Ferrucci III Mario Ferrucci III Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

4.1 *	Form of Subscription Rights Certificate.

4.2 *	Subscription Agent Agreement, dated as of August 4, 2008, by and between PGT, Inc. and The Bank of New York Mellon.

5.1 **	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities being registered.

23.1 **	Consent of Ernst & Young LLP.

23.2 **	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).

24.1 **	Powers of Attorney.

99.1 **	Form of Instruction for Use of PGT, Inc. Subscription Rights Certificates.

99.2 **	Form of Letter to Stockholders who are Record Holders.

99.3 **	Form of Letter to Nominee Holders Whose Clients Are Beneficial Holders.

99.4 **	Form of Letter to Clients of Nominee Holders.

99.5 **	Form of Nominee Holder Certification.

99.6 **	Form of Beneficial Owner Election.

*	Filed herewith.
**	Previously filed.